MONTHLY REPORT - FEBRUARY, 2005
                                 Global Macro Trust
               The net asset value of a unit as of February 28, 2005
                 was $  915.60, down  0.2% from   $ 917.59 per unit
                               as of January 31, 2005.

                                      Managing          Unit
                                       Owner          Holders          Total
Net Asset Value (425,730.846      $   3,979,368     386,666,189     390,645,557
   units) at January 31, 2005
Addition of 8,981.481 units on           50,000       8,191,356       8,241,356
   February 1, 2005
Redemption of 3,972.641 units on             (0)     (3,637,350)     (3,637,350)
   February 28, 2005
Net Income (Loss) - February, 2005       13,487        (785,948)       (772,461)
                                    -----------  --------------  --------------
Net Asset Value at February 28,   $   4,042,855     390,434,247     394,477,102
   2005
                                    ===========  ==============  ==============
Net Asset Value per Unit at
February 28, 2005 (430,838.489
units inclusive of 98.803
additional units.)                               $      915.60


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $(3,790,569)     (6,311,422)

      Change in unrealized gain (loss) on open        4,961,147      (6,514,427)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                          (201,084)       (356,314)


   Interest income                                      670,055       1,377,230

   Foreign exchange gain (loss) on margin               (41,937)       (161,218)
      deposits

Total: Income                                         1,597,612     (11,966,151)

Expenses:
   Brokerage commissions                              2,245,001       4,464,596

   20.0% New Trading Profit Share                             0               0

   Administrative expense                               125,072         249,321


Total: Expenses                                       2,370,073       4,713,917

Net Income (Loss) - February, 2005                    $(772,461)    (16,680,068)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.



     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                              Millburn Ridgefield Corporation
                                   411 West Putnam Avenue
                                Greenwich, Connecticut 06830
                                        203-625-7554

                                       March 7, 2005

Dear Investor:

Global Macro Trust ("GMT") was down 0.22% for February. Year-to-date the Fund is down 4.11%.

In February, stock index futures and currencies, and to a lesser extent metals and energy, were profitable. Interest rate futures and agricultural commodities were unprofitable.

Equity markets in major countries rallied in February. As we noted in last month's report, January's negative stock market action was not sufficient to shake the Fund out of its long stock index futures positions, and in February long positions were profitable in the indices of the U.S., Germany, France, Spain, Great Britain, Japan, Hong Kong, Taiwan and South Africa.

January's vigorous dollar rally faded in February. One contributing factor was a suggestion by the Korean central bank that it might diversify its substantial reserves away from the dollar and a perception that China and Japan would not be such voracious purchasers of dollar denominated securities. Long positions versus the dollar were profitable in the currencies of Australia, Brazil, Czech Republic, Great Britain, Korea, Norway, New Zealand, Poland, Sweden and Singapore. Short positions in the euro and yen and a long position in the South African rand were unprofitable. Non-dollar crosses were also profitable in February. Long positions versus the yen in the Australian dollar, Swiss franc, euro and pound and a long position in the Polish zloty versus the euro were profitable. Long positions in the euro versus the Swiss franc and Norwegian krone were unprofitable. Four crosses were flat.

Firm economic statistics and the weaker dollar supported metal prices and long positions in gold, silver, zinc, copper, lead, nickel and aluminum were profitable. A short position in tin generated a small loss and a long position in platinum was flat.

Energy prices resumed their uptrend, and long positions in crude oil, gas oil, heating oil and kerosene were profitable. A long position in unleaded gasoline and a short position in natural gas were unprofitable.

Fed chairman Greenspan referred to the decline in U.S. long-term interest rates in the face of rising short-term rates a "conundrum" which he could not explain. His remarks, plus strong economic growth, a hint of inflation, the weak dollar and some evidence of a weakening appetite for Treasury securities by foreign central banks, finally triggered a material upmove in rates. The Fund profited from short positions in short-term eurodollar deposits and 2 and 5-year Treasuries, but the gains were substantially outweighed by losses on long positions in 10 and 30-year Treasuries, Japanese 10-year bonds, German 5-year notes and 10-year bonds, British 10-year bonds and European short-term interest rate futures.

The other losing portfolio sector in February was agricultural commodities. A multi-year downtrend in grain prices reversed spectacularly in February, and short positions in corn, soybeans, soybean meal, soybean oil and wheat were unprofitable. Long positions in hogs and cattle generated small losses, and in the tropical "soft" commodities, profits on long positions in cocoa and coffee were offset by losses on a short position in cotton and a long position in sugar.


                              Very truly yours,


                              Millburn Ridgefield Corporation
                               Harvey Beker, co-Chairman
                               George E. Crapple, co-Chairman